UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________
FORM 11-K
_________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-08940

 _________________________

Deferred Profit-Sharing Plan for Hourly Employees
(Full title of the plan)
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230
(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2019 and 2018	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	5
Notes to Financial Statements	6

Supplemental Schedule*
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)	18

Signature	19

Exhibit
23. Consent of Independent Registered Public Accounting Firm
* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the Deferred Profit-Sharing Plan for Hourly Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia
June 17, 2020

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

At December 31,	2019	2018
Investments at fair value:
Plan’s interest in Master Trust A	$257,090	$219,840
Plan’s interest in Master Trust B	526,257	534,094
Investments at fair value	783,347	753,934
Investments at contract value:
Plan’s interest in Master Trust A for fully-benefit responsive investment contracts	175,752	189,964
Total investments	959,099	943,898
Receivables:
Employer’s contribution	15,732	15,481
Participants’ contributions	206	268
Notes receivable from participants	18,393	17,651
Total receivables	34,331	33,400

Net assets available for benefits	$993,430	$977,298

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands of dollars)

For the year ended December 31,	2019
Additions to net assets attributed to:
Investment income:
Plan’s interest in investment income from Master Trust A	$51,525
Plan’s interest in investment income from Master Trust B	54,037
Total investment income	105,562

Interest income on notes receivable from participants	968

Contributions to the Plan:
By employer	21,964
By participants	15,543
Total contributions	37,507

Total additions	144,037

Deductions from net assets attributed to:
Withdrawals and distributions	(127,692)

Total deductions	(127,692)

Net increase prior to transfers	16,345

Transfer to the Salaried Plan	(213)

Net increase	16,132

Net assets available for benefits:
Beginning of year	977,298
End of year	$993,430

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Deferred Profit-Sharing Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan maintained for the benefit of eligible hourly-paid employees, as discussed below in Plan Participation, of Philip Morris USA Inc. (“PM USA”), U.S. Smokeless Tobacco Company LLC (“USSTC”), John Middleton Co. (“Middleton”), and Ste. Michelle Wine Estates Ltd. (“SMWE”) (individually, a “Participating Company”; collectively, the “Participating Companies”), all of which are subsidiaries of Altria Group, Inc. (“Altria”). The Plan is designed to provide eligible hourly-paid employees with company contributions, the opportunity for employees to make contributions on a before-tax and/or after-tax basis, company match contributions on employee contributions, and tax-advantaged investment of the Plan accounts, including a Roth contribution feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 2018, Altria refocused its innovative product efforts, which included Nu Mark LLC’s discontinuation of production and distribution of all e-vapor products. As a result, Nu Mark LLC employees are no longer active participants in the plan.
Plan Administration
The administration of the Plan has generally been delegated to the Administrator (as defined in the Plan). The Altria Group Benefits Investment Committee (the “Investment Committee”) is the named fiduciary responsible for the operation and management of the investment options in the Plan, other than the investment options (the “Altria Stock Investment Option”, the “Mondelēz Stock Investment Option”, the “PMI Stock Investment Option” and the “Kraft Heinz Stock Investment Option”; collectively, the “Common Stock Investment Options”) invested exclusively in the common stock of Altria (“Altria Stock”), the Class A common stock of Mondelēz International, Inc. (“Mondelēz Stock”), the common stock of Philip Morris International Inc. (“PMI Stock”) and the common stock of The Kraft Heinz Company (“Kraft Heinz Stock”), respectively (collectively, the “Common Stocks”). Fiduciary Counselors Inc. (“Fiduciary Counselors”) is the named fiduciary with respect to the management of the investment of the Common Stock Investment Options. The Administrator, the Investment Committee and Fiduciary Counselors are hereinafter collectively referred to as the “Fiduciaries”.
Plan Participation
Eligibility for benefits under the Plan depends on an employee’s Participating Company affiliation and eligibility to participate in a company-sponsored pension plan, as follows:

•	“Richmond Hourly Participants”

◦	Union-represented employees of PM USA who participate in the Altria Retirement Plan are eligible to make employee contributions and to receive a company contribution and company match contributions;

◦
Union-represented employees of PM USA and union-represented employees of USSTC and Middleton who are employed at a Richmond manufacturing facility and who do not participate in a company-sponsored pension plan are eligible to make employee contributions and to receive a company contribution, a supplemental company contribution and company match contributions;

•	Union-represented employees of USSTC who are employed at the Nashville manufacturing facility are eligible to make employee contributions and to receive company match contributions; and

•	Union-represented non-agricultural employees of SMWE are eligible to make employee contributions and to receive company match contributions.

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NOTES TO FINANCIAL STATEMENTS

Employee Contributions
Each eligible employee may make before-tax, Roth after-tax, and traditional after-tax contributions to the Plan as soon as administratively feasible after a participant’s date of hire.
No contribution is required from any participant under the Plan. However, employees hired or rehired after a date specific to their employee group are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their eligible compensation beginning with the first payroll period after the completion of 90 days of service. Employees who are automatically enrolled can elect not to make contributions or to contribute a different percentage of their eligible compensation.
The Internal Revenue Code of 1986, as amended (the “Code”), imposes a dollar limitation on the combined amount of before-tax and Roth after-tax contributions for a calendar year. A participant’s combined before-tax and Roth after-tax contributions were limited to $19,000 and $18,500 in 2019 and 2018, respectively. Additionally, the Plan limited the participant’s combined before-tax, Roth after-tax, and traditional after-tax contributions to thirty-five percent (35%) of eligible compensation, excluding catch-up contributions.
Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax and/or Roth after-tax catch-up contributions up to the limit prescribed in the Code. For 2019 and 2018, the catch-up contribution was limited to $6,000.
The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code.
Employer Contributions
Contributions by Participating Companies may consist of a company contribution, a supplemental company contribution and/or company match contributions as discussed below.
Contributions for highly compensated employees are subject to limitations imposed by the Code.
Company contribution – Richmond Hourly Participants, who do not participate in a company sponsored pension plan and have completed twelve months of service, and Richmond Hourly Participants, who do participate in a company sponsored pension plan and who have completed twenty-four months of service, are eligible to receive a company contribution. In general, the formula to compute the company contribution is as follows:

	Target adjusted diluted EPS growth rate *
If Altria’s actual adjusted diluted EPS growth rate is:	Under the target range	Within the target range	Above the target range
Then the company contribution (expressed as a percentage of each eligible participant’s compensation) is:	8%	10%	12%
* Target adjusted diluted earnings per share (“EPS”) growth rate, as defined in the Plan, is announced by Altria, generally in late January of each year.
Supplemental company contribution – A supplemental company contribution equal to five percent (5%) of each eligible participant’s compensation is made on behalf of Richmond Hourly Participants who are eligible for a company contribution and who do not participate in a company-sponsored pension plan, subject to the limitations below.
Limit on company and supplemental company contribution – The aggregate company and supplemental company contribution to the Plan cannot exceed three percent (3%) of Altria’s Consolidated Earnings, as defined in the Plan document, allocated between the Plan and the Deferred Profit-Sharing Plan for Salaried Employees (the “Salaried Plan”) proportionally based on the aggregate compensation of eligible participants in each plan.
Effective for the 2019 Plan year, the definition of Altria’s Consolidated Earnings was amended to specifically exclude pre-tax impairment charges related to Altria’s investment in JUUL Labs, Inc.

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NOTES TO FINANCIAL STATEMENTS

Company match contributions – Participants who make before-tax, Roth after-tax, and/or traditional after-tax contributions for a payroll period will receive company match contributions, as follows:

•
Richmond Hourly Participants who do not participate in a company-sponsored pension plan - dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for payroll periods following the completion of 90 days of service;

•	Richmond Hourly Participants who participate in the Altria Retirement Plan - dollar for dollar, up to the first five percent (5%) of eligible compensation that is contributed for a payroll period;

•
USSTC participants who are employed at the Nashville manufacturing facility - dollar for dollar, up to the first six percent (6%) of eligible compensation that is contributed for payroll periods following the completion of one year of service; and

•
SMWE participants - fifty percent (50%) for each dollar, up to the first six percent (6%) of eligible compensation that is contributed for payroll periods following the completion of one year of service.

Eligible Plan participants are generally eligible for company and supplemental company contributions, as well as a true-up matching contribution for a particular year (other than SMWE participants) if they are employed by one of the Participating Companies on the last business day of the calendar year (the Last Day Rule). This requirement to be employed on the last business day of the year is waived if participants leave employment due to retirement, death or disability. Company contributions are based on compensation through the participant’s departure date.
Participant Accounts
Each participant’s Plan accounts are adjusted by any employee and employer contributions, as well as the allocated share of the investment activities and administrative expenses for each investment option held.
Vesting
Participants are fully vested at all times in their Plan account balances.
Investment Options
Participants can direct all contributions among ten investment options and may change their investment elections at any time, subject to excessive trading policy restrictions and short-term redemption fees that may be applicable to certain of the investment options. If a participant has not provided an investment election, any contributions are invested in the Balanced Fund Investment Option, for which the underlying investment is a collective investment fund.
The Mondelēz Stock Investment Option, the PMI Stock Investment Option and the Kraft Heinz Stock Investment Option (individually and collectively, the “Non-Altria Stock Investment Option”) are “closed” to further investments so that participants are not permitted to purchase shares of Mondelēz Stock, PMI Stock and Kraft Heinz Stock (individually and collectively, “Non-Altria Stock”) in the Plan or to perform an exchange into a Non-Altria Stock Investment Option from any other investment option.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Altria Stock, to have the dividend paid to them in cash and treated as a taxable distribution from the Plan, or have the dividend reinvested in additional shares of Altria Stock. Altria Stock dividends paid in cash directly to participants for the year ended December 31, 2019 was approximately $17 million. Altria Stock dividends payable in cash directly to participants at December 31, 2019 and 2018 were approximately $5 million and $4 million, respectively.
Any cash dividends paid on Non-Altria Stock held in a Non-Altria Stock Investment Option cannot be reinvested in Non-Altria Stock, but instead will be invested according to the participant’s current investment elections. If the participant has not provided an investment election, cash dividends are invested in the Balanced Fund Investment Option. The participant does not have the right to elect to have dividends for Non-Altria Stock paid to them in cash.

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NOTES TO FINANCIAL STATEMENTS

Master Trusts
Certain assets of the Plan are co-invested with certain assets of the Salaried Plan and all assets of the Savings Plan for Puerto Rico Employees, in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Master Trust (“Master Trust A”) for which State Street Bank and Trust Company (“State Street”) serves as the trustee. Certain assets of the Plan are co-invested with certain assets of the Salaried Plan in a commingled investment fund known as the Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock (“Master Trust B”) for which Fidelity Management Trust Company serves as the trustee.
The Savings Plan for Puerto Rico Employees was terminated in September of 2019 and all assets were distributed to participants.
Master Trust A and Master Trust B are hereinafter collectively referred to as the “Master Trusts.”
Withdrawals and Distributions
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Participants may receive a distribution upon termination of employment, including retirement, in a lump sum, partial distributions, or installments.
Notes Receivable from Participants
Participants are permitted to borrow from their Plan accounts in accordance with the loan provisions and applicable interest rate as outlined in the Plan. Interest on participant loans is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of fifty percent (50%) of a participant’s account balance at the time of the loan request or $50,000, less the participant’s highest outstanding loan balance during the twelve-month period preceding the loan request. Loan repayment periods are up to twenty-five years depending on the type of loan.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, in the financial statements and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan has diversified investment options in investment securities, including the Common Stock Investment Options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. The financial markets, both domestically and internationally, can experience significant volatility on a daily basis that affects the valuation of investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Substantially all of the assets of Master Trust B are invested in Common Stocks, each of which could be subject to significant market fluctuations.
Interest in Master Trusts
The Plan’s interest in the Master Trusts and share of investment activities are based upon the total of the participants’ Plan accounts.

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NOTES TO FINANCIAL STATEMENTS

Valuation of the Master Trusts’ Investments and Income Recognition
The Master Trusts’ investment assets are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 5 - Fair Value Measurements for a detailed discussion of fair value measurements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount participants generally receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for a detailed discussion of fully benefit-responsive investment contracts.
Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis. In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Withdrawals and Distributions
Withdrawals and distributions are recorded when paid.

Expenses
Investment management fees, fund manager administrative fees, brokerage commissions (excluding those for the Common Stocks held in Master Trust B) and other investment related expenses are part of the total operating expenses of an investment option, and are charged against the net asset value of the specific investment option and reduce investment return.
Plan administrative fees such as trustee fees, participant recordkeeping, communications, audit and certain legal fees are paid by the Master Trusts and charged directly to all participant accounts.
Individual participant transaction fees (including fees associated with the trading of Common Stocks), managed account fees, and short-term redemption fees for sales of an investment option within a specified period of time after purchase are paid by the Master Trusts and are charged solely to the accounts of the participant who initiated the transaction or service.

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NOTES TO FINANCIAL STATEMENTS

3.	Master Trust A Investments
At December 31, 2019 and 2018, the net assets of Master Trust A were as follows (in thousands of dollars):

	2019		2018
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Collective investment funds	$1,731,536	$191,095	$1,443,231	$153,345
Registered investment companies	386,621	33,996	325,983	27,305
Government securities	139,540	29,617	137,359	31,196
Other	9,999	2,382	29,325	7,994
Investments at fair value	2,267,696	257,090	1,935,898	219,840
Investments at contract value:
Fully benefit-responsive investment contracts	693,345	175,752	734,324	189,964
Total Investments	2,961,041	432,842	2,670,222	409,804

Receivables:
Interest and dividend income	414	—	440	—

Net assets	$2,961,455	$432,842	$2,670,662	$409,804

Master Trust A investment activities for the year ended December 31, 2019 were as follows (in thousands of dollars):

Interest and dividends	$45,661
Net appreciation in fair value of investments	434,300
Investment income, net	$479,961
As discussed in Note 2 - Summary of Significant Accounting Policies - Valuation of Investments in Master Trusts, the Plan’s interest in Master Trust A and share of investment activities are based upon the total of the participants’ Plan accounts. Certain transactions in process at year-end may result in differences between Master Trust A net assets and the total of the participants’ Plan accounts. These differences were not material as of December 31, 2019 and 2018.
Investment contracts held in the Interest Income Fund Investment Option (a stable value investment option) may consist of traditional and/or synthetic guaranteed investment contracts (“GIC” or “GICs”) as determined by the investment manager for the Interest Income Fund. Master Trust A had no traditional GICs as of December 31, 2019 and 2018.
A synthetic GIC provides for the preservation of principal at a specified rate of interest over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The wrapper contract provider guarantees, except in the case of the occurrence of certain events discussed below, that participant withdrawals are made at contract or book value. The aggregate contract value of the synthetic GICs was approximately $693 million and $734 million at December 31, 2019 and 2018, respectively.
There are certain events not initiated by Plan participants that could limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decrease employee or employer contributions such as the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from a

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NOTES TO FINANCIAL STATEMENTS

stable value option; or events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.
The Fiduciaries do not believe that the occurrence of any such event that would limit the Plan’s ability to transact at contract value with participants is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not cured within the applicable period. Actions that will result in a breach (after any relevant cure period) include: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; or failure to adhere to investment guidelines.

4.	Master Trust B Investments
At December 31, 2019 and 2018, the net assets of Master Trust B were as follows (in thousands of dollars):

	2019		2018
	Master Trust Balances	Plan’s interest in Master Trust Balances	Master Trust Balances	Plan’s interest in Master Trust Balances
Investments at fair value:
Common stocks:
Altria Stock	$1,412,780	$442,585	$1,467,615	$456,865
PMI Stock	318,593	67,313	287,488	61,033
Mondelēz Stock	66,442	10,375	55,906	8,842
Kraft Heinz Stock	12,688	2,009	19,949	3,133
Cash and cash equivalents	84	34	53	22
Total investments at fair value	1,810,587	522,316	1,831,011	529,895

Receivable - dividend income	18,602	3,941	19,462	4,199

Net assets	$1,829,189	$526,257	$1,850,473	$534,094
Master Trust B investment activities for the year ended December 31, 2019 were as follows (in thousands of dollars):

Dividends on common stocks	$116,240
Net appreciation in common stocks	99,637
Investment income, net	$215,877

5.	Fair Value Measurements

Financial Accounting Standards Board authoritative guidance provides a framework for measuring fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Altria uses a fair value hierarchy, which gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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NOTES TO FINANCIAL STATEMENTS

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Following is a description of the valuation methodologies used for investments measured at fair value.
There were no transfers between Level 1 and Level 2 holdings in the Master Trusts’ investments assets during 2019 and 2018. In addition, there were no Level 3 holdings or transactions in the Master Trusts’ investment assets at December 31, 2019 and 2018.

The methods described below are not necessarily indicative of net realizable value or reflective of future fair values, nor is categorization of a security in any particular valuation level necessarily an indication of the risk associated with an investment in that security. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Registered Investment Companies
Investments in registered investment companies are valued at the closing net asset value (“NAV”) publicly reported on the last business day of the year.
Government Securities
Government securities consist of investments in U.S. Treasury securities. Government securities are valued at a price that is based on a compilation of primarily observable market information, such as broker quotes. Matrix pricing, yield curves and indices are used when broker quotes are not available.
Common Stocks
Common stocks are valued based on the price of the security as listed on an open active exchange on last trade date.

Collective Investment Funds
Collective investment funds consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Master Trust A collective investment funds include equity index funds, a U.S. diversified bond fund and a balanced fund, consisting of a mix of equities and fixed income securities, that are intended to mirror indices such as the Standard & Poor’s 500 Index and Morgan Stanley Capital International Europe, Australasia, and the Far East Index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets of each of the respective collective investment funds. The underlying assets are valued based on the NAV, which is provided by the investment account manager as a practical expedient to estimate fair value. These investments are not classified by level but are disclosed to permit reconciliation to the fair value of Master Trust A investment assets.

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NOTES TO FINANCIAL STATEMENTS

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2019 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$386,621	$—	$386,621
Government securities	—	139,540	139,540
Other	—	9,999	9,999

	$386,621	$149,539	536,160
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			1,731,536

Total Master Trust A investments at fair value			$2,267,696

Master Trust B
Common stocks	$1,810,587	$—	$1,810,587

Total Master Trust B investments at fair value	$1,810,587	$—	$1,810,587

The fair values of the Master Trusts’ investment assets by asset category as of December 31, 2018 were as follows (in thousands of dollars):

Master Trust A	Level 1	Level 2	Totals
Registered investment companies	$325,983	$—	$325,983
Government securities	—	137,359	137,359
Other	—	29,325	29,325

	$325,983	$166,684	492,667
Investments measured at NAV as a practical expedient for fair value:
Collective investment funds			1,443,231
		`
Total Master Trust A investments at fair value			$1,935,898

Master Trust B
Common stocks	$1,831,011	$—	$1,831,011

Total Master Trust B investments at fair value	$1,831,011	$—	$1,831,011

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NOTES TO FINANCIAL STATEMENTS

The following table summarizes additional disclosures related to Master Trust A investments measured at NAV as a practical expedient to estimate fair value as of December 31, 2019 and 2018 (in thousands of dollars):

	Fair Value
Collective Investment Funds	2019	2018	Redemption Frequency	Redemption Notice Period
U.S. equity index	$1,256,581	$1,031,772	Daily	None
International equity index	$214,955	$185,689	Daily	None
U.S. fixed income	$260,000	$225,770	Daily	None

6.	Related Party and Party-In-Interest Transactions
Master Trust B includes participant investments in Altria Stock. During the years ended 2019 and 2018, Master Trust B participant purchases of Altria Stock were approximately $350 million and $388 million, respectively, and participant sales of Altria Stock were approximately $412 million and $474 million, respectively. Net appreciation activity from the investment in Altria Stock, including dividends received, caused Master Trust B to increase by approximately $104 million for the year ended December 31, 2019. Master Trust A investments include collective investment funds managed by SSgA, an affiliate of State Street. State Street is a trustee as defined by the Plan. The investment balance in these collective investment funds was approximately $743 million and $622 million as of December 31, 2019 and 2018, respectively. These investments and transactions in these investments do not constitute prohibited transactions under ERISA.

7.	Plan Amendment and Termination
The Altria Board of Directors (the “Board”) has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the company contribution, supplemental company contribution and/or company match contributions to the Plan or to terminate the Plan. The Board has delegated to the Altria Corporate Employee Benefit Committee and the Administrator the right to amend the Plan, provided that the annual cost of such amendment does not exceed specified dollar limits. Each Participating Company has the right to terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8.	Tax Status
By letter dated September 6, 2017, the Internal Revenue Service (“IRS”) has determined that the Plan constitutes a qualified plan under Section 401(a) of the Code. Consequently, the related Master Trusts are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes the Plan continues to be designed and operated in accordance with the applicable provisions of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The tax provisions of the Plan have been analyzed as of December 31, 2019 and 2018, and there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500
The following are reconciliations of the Plan’s interest in Master Trust A and the net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2019 and 2018 (in thousands of dollars):

	2019	2018
Plan’s interest in Master Trust A at fair value	$257,090	$219,840
Plan’s interest in Master Trust A for fully benefit-responsive investment contracts at contract value	175,752	189,964
	432,842	409,804
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,383	(1,548)
Plan’s interest in Master Trust A at fair value per the Form 5500	$437,225	$408,256

	2019	2018
Net assets available for benefits per the financial statements	$993,430	$977,298
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,383	(1,548)
Net assets available for benefits per the Form 5500	$997,813	$975,750

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2019 (in thousands of dollars):

2019
Change in net assets available for benefits per the financial statements	$16,132
Adjustment for the net change in contract value of fully benefit-responsive investment contracts	5,931
Change in net assets available for benefits per the Form 5500	$22,063

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

10.	Subsequent Events
Coronavirus Pandemic
In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19, including its impact on company contributions, will depend on future market conditions, including the duration and continued spread of the outbreak. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law. Major provisions implemented that impact the Plan include:

•	Participants can take “coronavirus-related distributions” of up to $100,000 without penalty through the remainder of 2020. The distributions would be repayable to the plan within 3 years.

•
Plan loans: Loan repayments with a due date between March 27, 2020 and December 31, 2020 may be suspended until December 31, 2020. Effective January 1, 2021, loans will be re-amortized and payments will recommence.

•	Required minimum distributions: Required minimum distributions are waived for the 2020 calendar year.
SECURE Act
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act (commonly known as the SECURE Act) was signed into law. Among other changes, the age requirement for minimum distributions was raised to 72 from 70-1/2, for any participant who turned 70-1/2 on or after January 1, 2020.
Altria continues to monitor developments and what impacts these events may have on its benefit plans. None of the above items impact the 2019 or 2018 Financial Statements or Notes to Financial Statements.
Plan Amendment
Effective January 1, 2020, the Plan was amended to allow non-union hourly employees at the Middleton King of Prussia manufacturing facility to make employee contributions and receive company match contributions dollar for dollar, up to the first three percent (3%) of eligible compensation that is contributed for payroll periods following the completion of 90 days of service.

Deferred Profit-Sharing Plan for Hourly Employees
Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Altria Client Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$437,225,162

*	Altria Client Services Deferred Profit-Sharing Trust for Altria Stock and Non-Altria Stock	Master Trust	n/a	$526,256,739

*	Notes receivable from participants	Interest rates range from 3.25% to 9.00% Maturity dates through 2044	n/a	$18,392,991
* indicates party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Total Rewards and HR Services of Altria Client Services LLC, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR HOURLY EMPLOYEES

By	/s/ SCOTT D. SCOFIELD
Scott D. Scofield, Vice President, Total Rewards and HR Services, Altria Client Services LLC
Date: June 17, 2020